Exhibit 10.45

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24B-2 OF THE SECURITIES ACT OF 1934, AS AMENDED.

LICENSE AGREEMENT

THIS LICENSE AGREEMENT, dated as of December 23, 2002, (“Agreement”), is entered into between SRI INTERNATIONAL, a California not-for-profit corporation, having a place of business located at 333 Ravenswood Avenue, Menlo Park, California 94025 (“SRI”), SLOAN-KETTERING INSTITUTE FOR CANCER RESEARCH, a New York not-for-profit corporation having a place of business located at 1275 York Avenue, New York, New York 10021 (“SKI”), SOUTHERN RESEARCH INSTITUTE, an Alabama not-for-profit corporation, having a place of business located at 2000 Ninth Avenue South, P.O. Box 55305, Birmingham, Alabama 35255-5305 (“SoRI”) (collectively, the “Licensor”) and ALLOS THERAPEUTICS, INC., a Delaware corporation, having a place of business located at 11080 Circle Point Road, Suite 200, Westminster, Colorado 80020 (“Allos”).

WITNESSETH

WHEREAS, SRI, SKI and SoRI entered into an Inter-Institutional Agreement (SK#2259) effective July 16, 1997 (“Ownership Agreement”);

WHEREAS, as a result of the Ownership Agreement, Licensor owns or has rights in certain patent rights and know-how generally relating to PDX;

WHEREAS, Allos desires to obtain a license under Licensor’s rights in such patent rights and know-how to Licensor’s proprietary technology for PDX, on the terms and subject to the conditions of this Agreement;

WHEREAS, Licensor is willing to license Licensor’s rights in such patent rights and know-how to Licensor’s proprietary technology for PDX on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties hereby agree as set forth below.

ARTICLES

1.             DEFINITIONS

For purposes of this Agreement, the terms defined in this article shall have the respective meanings set forth below:

1.1          “Affiliate” shall mean, with respect to any Person, any other Person, which directly or indirectly controls, is controlled by, or is under common control with, such Person.  A Person shall be regarded as in control of another Person if it owns, or directly or indirectly controls, at least fifty percent (50%) of the voting stock or other ownership interest of the other Person, or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of the other Person by any means whatsoever.

1.2          “Allos Improvements” shall mean any invention, discovery, use, process, method, composition, formula, technique, information and data, whether or not patentable, that constitutes an improvement to the Licensed IP, or which is conceived, developed or reduced to practice using the Licensed IP during the term of this Agreement, that is conceived by employees or others acting on behalf of Allos, either alone or jointly with others.

1.3          “Commercially Reasonable Efforts” shall mean the level of efforts and resources required to carry out a research, development or commercialization activity with respect to a given product in a manner consistent with the efforts a similarly situated biotechnology company would typically devote to a product of similar market potential and profit potential resulting from its own research, development or commercialization efforts, based on conditions then prevailing.

1.4          Effective Date” shall mean the date as first written above.

1.5          “EU” shall mean each of the countries, individually and collectively, which are members of the European Union as of the Effective Date.

1.6          “EU Approval” shall mean the approval of the European Medicines Evaluation Agency.

1.7          “FDA” shall mean the United States Food and Drug Administration, or any successor agency thereto.

1.8          “Field of Use” shall mean all diagnostic and therapeutic uses, including human and veterinary diseases.

1.9          “First Commercial Sale” shall mean, with respect to any Product, the first sale or other transfer of such Product by Allos, its Affiliate(s) or Permitted Sublicensee(s) to an unaffiliated customer for resale, use or consumption and not solely for evaluation or testing.

1.10        “IND” means an Investigational New Drug Application filed with the FDA, or the equivalent application or filing filed with any equivalent agency or governmental authority outside the United States (including any supranational agency such as in the EU) necessary to commence human clinical trials in such jurisdiction.

1.11        “Licensed IP” shall mean the Licensed Patent Rights and Licensed Know How.

1.12        “Licensed Know-How” shall mean all technology, information and data, which is not generally known including, but not limited to, formulae, procedures, protocols, techniques and results of experimentation and testing, which are necessary or useful for Allos to practice the Licensed Patent Rights to make, use or sell Product in the Field of Use, in which Licensor has an ownership or licensable interest as of the Effective Date and during the License Term.

1.13        “Licensed Patent Rights” shall mean, except for US Patent No. 5,374,726, entitled “Process for Preparing 10-Deazaaminopterins and 5,10- and 8,10- Dideazaaminopterins from Pteroic Dicarboxylic Acid Diesters,” that relates to the manufacture of PDX, all patents and patent applications owned or controlled by Licensor as of the Effective Date that relate to the manufacture, use or sale of PDX, including without limitation (a) all patent applications listed on Exhibit A; (b) all patents that have issued or in the future issue from the patent applications described in clause (a), above, including utility, model and design patents and certificates of invention; and, (c) all divisionals, continuations, continuations-in-part, reissues, renewals, extensions or additions to any such patent applications and patents set forth in clause (a) above; all to the extent and only to the extent that Licensor has the right to grant licenses, immunities or other rights thereunder.

1.14        “License Term” shall have the meaning set forth in Section 3.1 hereof.

1.15        “NDA” shall mean a New Drug Application filed with the FDA (as more fully defined in 21 C.F.R. 314.5 et seq.), or the equivalent application filed with any equivalent agency or governmental authority outside the United States (including any supra-national agency such as in the EU), the filing of which is necessary to market and sell Products.

1.16        “Net Sales” shall mean, with respect to any Product, the total amount invoiced by Allos, its Affiliates or Permitted Sublicensees to each Third Party receiving Product, less: (a) discounts, including cash and quantity discounts, charge-back payments and rebates granted to managed health care organizations or to federal, state and local governments, their agencies, purchasers and reimbursers or to trade customers; (b) credits or allowances actually granted upon claims, damaged goods, rejections or returns of such Products, including recalls; (c) freight, postage, shipping, transportation and insurance charges actually allowed or paid for delivery of Products to the extent billed; (d) sales (such as value-added tax or its equivalent) and excise taxes, other consumption taxes, customs duties and compulsory payments to governmental authorities and any other governmental charges imposed upon the importation, use or sale of such Product (excluding any taxes paid on the income from such sales).  Notwithstanding the foregoing, amounts received by Allos, its

Affiliates or Permitted Sublicensees for the sale of Product among Allos, its Affiliates and Permitted Sublicensees for resale shall not be included in the computation of Net Sales hereunder.

If Allos, its Affiliate or Permitted Sublicensee sells a Product in the form of a combination product containing one or more active ingredients in addition to Product, Net Sales for such combination product will be calculated by multiplying actual Net Sales thereof by the fraction A/(A+B) where A is the invoice price of the Product if sold separately, and B is the total invoice price of the other active ingredient or ingredients in the combination, if sold separately.  If, on a country-by-country basis, the other active ingredient or ingredients in the combination are not sold separately in said country, Net Sales shall be calculated by multiplying actual Net Sales thereof by the fraction A/C where A is the invoice price of the Product if sold separately, and C is the invoice price of the combination product.  If, on a country-by-country basis, the Product is not sold separately in said country, Net Sales shall be determined by the parties in good faith on the basis of the fair market value of the Product.

1.17        “Person” shall mean an individual, corporation, limited liability corporation, partnership, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

1.18        “PDX” shall mean 10-Propargyl-10-Deazaaminopterin [ * ].

1.19        “Phase I Trial” shall mean a human clinical trial that satisfies the requirements for a Phase 1 study as defined in 21 C.F.R. Part 312.21(a) (or its successor regulation).

1.20        “Phase II Trial” shall mean a human clinical trial that satisfies the requirements for a Phase 2 study as defined in 21 C.F.R. Part 312.21(b) (or its successor regulation).

1.21        “Phase III Trial” shall mean a human clinical trial that satisfies the requirements for a Phase 3 study as defined in 21 C.F.R. Part 312.21(c) (or its successor regulation).

1.22        “Product” shall mean any formulation of PDX.

1.23        “Product Data Package” shall mean the following information and data directly related to PDX in the possession or control of Licensor as of the Effective Date: (a) all regulatory documents filed and maintained in connection with PDX; (b) pre-clinical and clinical development protocols, data, and reports; (c) manufacturing development technical reports; (d) toxicology reports; and (e) such other information and data specifically identified in Exhibit C attached hereto.

1.24        “Sublicense Revenue” shall mean any and all revenues received by Allos from a Third Party as consideration for the grant of a sublicense to the rights granted to Allos by Licensor under Section 2.1, excluding sums received: (a) as royalties; (b) for the purchase of an equity interest in Allos at fair market value, specifically excluding any premium to the then-current share price paid by the sublicensee, which premium shall count towards Sublicense Revenue; (c) for research and development work performed by or on behalf of Allos as demonstrated by actual expense incurred by Allos; (d) for purchase of a supply of Product; (e) for repayment of any loans, credit or credit line extended by Allos to a Permitted Sublicensee; (e) in the form of a loan, as credit or pursuant to a credit line to Allos.

1.25        “Territory” shall mean worldwide.

1.26        “Third Party” shall mean any Person other than Licensor and Allos, and an Affiliate of either Licensor or Allos.

1.27        “Valid Patent Claim” shall mean either (a) a claim of an issued and unexpired patent covering the Licensed Patent Rights, which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise or (b) a claim of a pending patent application included within the Licensed Patent Rights, which claim was filed in good faith and has not been abandoned or finally disallowed without the possibility of appeal or refiling of such application.

2.             LICENSE GRANT, TRANSFER OF TECHNOLOGY, FUTURE RESEARCH AND DEVELOPMENT

2.1          License Grant to Allos.  Licensor hereby grants to Allos an exclusive royalty-bearing license (with the right to grant sublicenses in accordance with Section 2.2) under the Licensed IP to make, have made, use, sell and import Products in the Field of Use in the Territory.

2.2          Sublicenses.  Allos shall not grant sublicenses under the license grant of Section 2.1 to any Third Party without the prior express written consent of Licensor, which consent shall not be unreasonably withheld, conditioned or delayed (each a “Sublicense”).  Allos shall deliver a copy of each Sublicense under this Agreement to Licensor promptly after execution thereof.  Each sublicense permitted under this Section 2.2 shall be subject to the terms and conditions of this Agreement (other than remuneration to be received by Allos, the terms of which can be different from this Agreement) and shall provide that the sublicensee (each a “Permitted Sublicensee”) shall not have the right to grant further sublicenses thereunder.  Allos shall be responsible for reporting to Licensor, and paying to Licensor, sublicense fees and royalties based on all Products sold by each Permitted Sublicensee, as set forth in Paragraph 3.1 below.  Notwithstanding the provisions of this Section 2.2, Allos shall be permitted, without the prior written consent of Licensor, to grant sublicenses (without the right to grant further sublicenses) to (a) its Affiliates for any purpose, (b) Third Parties for purposes of manufacturing the Product for eventual sale by Allos, its Affilates and Permitted Sublicensees, (c) Third Parties for the purpose of marketing approved Product, and (d) Third Parties for the purposes of co-marketing/co-promotion in which Allos retains [ * ] or more of the co-marketing/co-promotion rights.

2.3          Reservation of Certain Rights.  Notwithstanding the foregoing, the license granted to Allos under this Agreement is subject to the reservation of the right of Licensor (a) to practice the processes and methods to use products and practice the claims of the Licensed Patent Rights or which constitute Licensed Know-How solely for Licensor’s internal, non-commercial research purposes, specifically excluding the right to make PDX for use in clinical trials, and (b) certain rights in favor of the United States Government pursuant to Title 35 United States Code Chapter 18 and the regulations promulgated thereunder.

2.4          Option to New Technology.  If in the exercise of its rights reserved under Section 2.3, Licensor develops, conceives or reduces to practice any invention, discovery, use, process, method, composition, formula, technique, information and data, whether or not patentable, that directly relates to the manufacture, use or sale of PDX or impedes Allos’ ability to make, use and sell PDX (“New Technology”), Licensor shall disclose to Allos such New Technology in reasonable written detail promptly after Licensor has notice of its development.  Within thirty (30) days after receiving such New Technology disclosure, Allos shall notify Licensor in writing as to whether Allos desires to enter into negotiations to obtain an exclusive license under the intellectual property rights associated with the New Technology.  In such event, Allos and Licensor shall negotiate in good faith for a period of up to [ * ] (the “Negotiation Period”) to enter into a definitive agreement on mutually agreeable terms and conditions that are commercially reasonable and appropriate for transactions similar in type and scope.  If Allos does not provide written notice to Licensor within such thirty (30) day period of its election to negotiate such a transaction, or if, after entering into such negotiations, the parties are unable to enter into a definitive agreement for such transaction within the Negotiation Period, Licensor shall be free to license such New Technology to a Permitted Sublicensee; provided, however, that the terms and conditions of any proposed transaction with a Permitted Sublicensee may not be, when taken as a whole, more favorable to such Permitted Sublicensee than were the terms and conditions in the most favorable offer made by Licensor to Allos during the course of the parties’ negotiations for such a transaction.

2.5          Transfer of Technology.

2.5.1       Within thirty (30) days of the Effective Date, Licensor shall use reasonable efforts to transfer to Allos the Product Data Package and all other supporting regulatory, manufacturing, pharmacology, toxicology and clinical information necessary for further clinical development of PDX that is in Licensor’s possession and control.  Allos shall co-operate with Licensor in identifying specific data and information that it considers to be part of the Product Data Package for PDX that is not listed in Exhibit C.  Specifically excluded from the Product Data Package and Licensor’s technology transfer obligation is the clinical data package for edatrexate (“EDX”), provided, however, that if requested by Allos the EDX data would be provided under the payment terms of Section 2.6.2.  Any additional data and information that is identified by the parties during the meetings contemplated in Section 2.6.1 below shall be transferred to Allos by Licensor as soon as practicable follow such meetings.

2.5.2       As soon as practicable after the Effective Date, but within no more than forty-five (45) days, SKI will transfer to Allos [ * ] of PDX (such quantity of PDX to be used by Allos at Allos’ sole discretion, but not for human use).

2.5.3       On or before January 31, 2003, or some other time frame to be mutually agreed upon by SKI and Allos, SKI also agrees to transfer to Allos, subject to FDA approval, sponsorship and ownership of the current IND held by SKI, under which ongoing Phase I Trials and Phase II Trials of PDX are being conducted by SKI, and SKI shall take all actions, and deliver such documents, as are reasonably necessary to transfer sponsorship of and title in such IND to Allos.

2.6          Technical Assistance.

2.6.1       In addition to the provisions set forth in Section 2.5 above, during the [ * ] period following the Effective Date (the “Technical Assistance Period”), Licensor agrees to provide technical assistance to Allos, at no charge to Allos, as follows: (a) SKI shall participate in a face-to-face meeting between Allos’ PDX development team and SKI’s technical personnel that have been involved with the pre-clinical and clinical development of PDX, such meeting to take place at SKI’s facility at a mutually convenient time for the parties; and (b) SoRI agrees to participate in a meeting between Allos, Allos’ Third Party contract manufacturer, and SoRI’s technical personnel that have been involved in the development of manufacturing processes for PDX, at a time and place mutually convenient to Allos and SoRI.  Allos shall be responsible for any out-of-pocket travel and other expenses it incurs to participate in such meetings.  In addition, following such meeting(s), and for the longer of: (y) thirty (30) days; or (z) the remainder of the Technical Assistance Period, Licensor shall allow reasonable access to Licensor’s relevant technical personnel to address inquiries from Allos and to complete an effective transition of the Licensed IP.

2.6.2       Following the Technical Assistance Period, during the term of this Agreement, upon reasonable notice and during normal business hours, Licensor shall (a) provide such technical assistance regarding the Licensed IP as Allos reasonably requests to conduct its activities contemplated by this Agreement; and (b) make available to Allos such technical personnel of Licensor as reasonably necessary to provide the foregoing technical assistance.  Allos shall pay Licensor its standard research costs for any such technical assistance together with all reasonable out-of-pocket travel and other expenses incurred by Licensor in providing such technical assistance.  Licensor shall seek Allos’ written approval in advance of any travel or other significant out of pocket expenses.  At the request of Allos, Licensor shall provide Allos with estimates of the anticipated costs of any requested technical assistance prior to undertaking such technical assistance.

2.6.3       Except for commercial manufacturing, Allos shall give Licensor first consideration to provide any technical assistance, and to provide any contract research or development services to Allos, regarding the research and development of potential and actual Products; provided that Licensor has the capability to provide such technical assistance and/or contract research or development services and the resources to accomplish Allos’ objectives, and can offer pricing that is competitive with any Third Party options.

2.7          Development Plan.  Within [ * ] of the Effective Date, Allos shall prepare and submit to Licensor an initial Clinical Development Plan for PDX to be attached hereto as Exhibit B.

2.8          Clinical Trials.

2.8.1       Sponsorship of On-Going Trials.  Upon transfer of the IND to Allos, with regard to such ongoing clinical trials initiated by SKI prior to the Effective Date, Allos shall support each of such trial(s) under Allos’ IND pursuant to a separate clinical trial agreement to be negotiated between SKI and Allos (“Allos/SKI Trials”) in accordance with Section 2.8.2.

2.8.2       Allos/SKI Trials.  Any clinical trial agreement covering Allos/SKI Trials shall grant to Allos all rights customary in such agreements, and shall require Allos to support each such trial on a per patient cost basis to be mutually agreed upon by SKI and Allos.  Such per patient costs shall cover only those costs accrued after the Effective Date.  SKI shall provide the study drug PDX formulated for use in Allos/SKI Trials until such time Allos is in a position to provide formulated study drug for the conduct of Allos/SKI Trials, or until the SKI inventory of PDX is exhausted.

2.8.3       SKI Trials.  SKI may propose to Allos additional clinical trials involving PDX, which Allos, at its sole discretion, may allow under the Allos IND but for which Allos shall have no financial obligation (“SKI Trials”).  SKI Trials shall be fully funded by SKI.  Allos shall have no obligations with regard to SKI Trials except its regulatory reporting obligations under the Allos IND.  SKI shall provide Allos with copies of such data and results as necessary to allow Allos to comply with any applicable regulatory requirements with respect to the IND transferred to Allos pursuant to Section 2.5.3.  SKI shall provide formulated study drug for SKI Trials at its expense.  SKI shall have the right to publish the results of SKI Trials, subject to Section 7.4.  Notwithstanding the above, SKI may not conduct any SKI Trials after the Effective Date without the prior written approval of Allos.  Any proposal from SKI to Allos for SKI Trials shall be discussed by the JAC as to the merits of the proposed trial and its suitability in terms of Allos’ overall registration strategy for PDX.  The JAC shall advise Allos as to whether such SKI Trials should be permitted under the Allos IND however, permission to initiate such a trial shall be at the sole discretion of Allos.  In the event Allos decides to withhold its permission to conduct the trial proposed by SKI, in the spirit of collaboration, Allos agrees to inform SKI of the factors impacting its decision and consider in good faith any rebuttals that SKI may make with regard to such factors and review its decision accordingly.

2.8.4       Future Proposed Trials.  After transfer of the IND, Allos may choose to conduct clinical trials of PDX under its sponsorship and at its expense using its supplies of study drug (“Allos Trials”).  SKI may also propose to Allos additional clinical trials involving PDX, which Allos, at its discretion, may elect to sponsor as an Allos Trial pursuant to a clinical trial agreement to be negotiated between the parties.  Notwithstanding the foregoing, Allos agrees (a) [ * ], and (b) [ * ].

2.9          Disclosure of Licensor Patents.  With the exception of US Patent No. 5,374,726, entitled “Process for Preparing 10-Deazaaminopterins and 5,10 and 8,10-Dideazaaminopterins from Pteroic Dicarboxylic Acid Diesters,” that relates to the manufacture of PDX, Licensor represent that as of the Effective Date Licensor owns or controls no other patents claiming composition, methods of use, or methods of manufacture of PDX other than the Licensed Patent Rights.

2.10        Abandonment of Patent.  Licensor hereby represents that, as soon as practicable, on or after the Effective Date, Licensor shall abandon and put into the public domain US Patent No. 5,374,726, entitled “Process for Preparing 10-Deazaaminopterins and 5,10- and 8,10-Dideazaaminopterins from Pteroic Dicarboxylic Acid Diesters.”

3.             FEES, ROYALTIES AND MILESTONE PAYMENTS

3.1          Royalties and Sublicense Fees.

3.1.1       As consideration for the rights granted to Allos herein, during the License Term (as defined below), Allos shall pay to Licensor the following royalties on annual Net Sales of Products sold by or on behalf of Allos, its Affiliates and Permitted Sublicensees: [ * ].

For purposes of this Agreement, the “License Term” shall mean, on a country-by-country basis, the longer of (a) the period of time until the last to expire patent in the Licensed Patent Rights in any country in the Territory or (b) [ * ] from the First Commercial Sale in the respective country; provided, however, that in the event that the last to expire patent in the Licensed Patent Rights expires prior to the [ * ] anniversary of the First Commercial Sale in the respective country, Allos shall pay to Licensor the amounts set forth in Section 3.1.1 until the [ * ] anniversary of the First Commercial Sale as compensation for (i) Allos’ rights to use the Licensed Know-How and (ii) in lieu of payment of any annual minimum royalties during the period of this Agreement prior to the First Commercial Sale.

3.1.2       If, during the License Term, Allos deems it necessary to seek or obtain a license from any Third Party in order to develop and commercialize Product, Allos shall be entitled to offset against royalties otherwise due to Licensor under Section 3.1.1 above an amount equal to [ * ] of any royalties or other fees paid by Allos to such Third Party under such license; provided, however, in no event shall such deduction reduce the royalties otherwise payable to Licensor during any calendar year by more than [ * ].

3.1.3       As consideration for the right to grant Sublicenses pursuant to section 2.2 herein, in addition to the royalties set forth in Section 3.1.1 and payments set forth in Sections 3.2 and 3.3, Allos shall pay to Licensor the following sublicense fees for the duration of the License Term: (i) [ * ] of all Sublicense Revenue, received from Permitted Sublicensees in the event the Sublicense is entered into prior to or on the [ * ] anniversary of the Effective Date, (ii) [ * ] of all Sublicense Revenue, received from Permitted Sublicensees in the event the Sublicense is entered into after the [ * ] anniversary of the Effective Date but prior to or on the [ * ] anniversary of the Effective Date, and (iii) [ * ] of all Sublicense Revenue, received from Permitted Sublicensees in the event the Sublicense is entered into after the [ * ] anniversary of the Effective Date.

3.2          License Fee.  Allos shall pay to Licensor a license fee of two million dollars ($2,000,000) upon the Effective Date (“License Fee”).

3.3          Milestone Payments.  Allos shall pay to Licensor the following one-time milestone payments within [ * ] of the date of achieving each milestone:

Milestone	Amount
[ * ]	[ * ]

Each milestone payment set forth in this Section 3.3 shall be payable by Allos only once; provided, however, in the event that [ * ].

3.4          Payments are Non-refundable.  All payments made to Licensor under this Article 3 are non-refundable.  Failure to make the milestone payments set forth in Section 3.3 shall be deemed a material breach of this Agreement.

4.             ROYALTY REPORTS AND ACCOUNTING

4.1          Reports, Exchange Rates.  During the term of this Agreement following the First Commercial Sale of a Product, Allos shall furnish to Licensor a quarterly written report showing in reasonably specific detail, on a country-by-country basis (a) the gross sales of each Product sold by Allos, its Affiliates and its Permitted Sublicensees in the Territory during the reporting period and the calculation of the Net Sales from such gross sales; (b) the royalties and sublicense fees payable in United States dollars, if any, which shall have accrued hereunder based upon the Net Sales of each Product; (c) the withholding taxes, if any, required by law to be deducted in respect of such sales; and (d) for the last quarter of each calendar year, the aggregate royalties and sublicense fees accrued on the Net Sales during such calendar year.  With respect to sales of Products invoiced in

United States dollars, the gross sales, the Net Sales, and royalties and sublicense fees payable shall be expressed in United States dollars.  With respect to sales of Products invoiced in a currency other than United States dollars, the gross sales, the Net Sales and royalties and sublicense fees payable shall be expressed in the domestic currency of the party making the sale together with the United States dollar equivalent of the royalty payable, calculated using the average closing buying rate for such currency quoted in the continental terms method of quoting exchange rates (local currency per US$1) by Bank of America NT&SA in London, England on each of the last business day of each month in the quarter prior to the date of payment.  Reports shall be due on the thirtieth (30th) day following the close of each quarter and payment shall be due on the date of such report.  Allos shall keep complete and accurate records in sufficient detail to properly reflect all gross sales and the Net Sales and to enable the royalties and sublicense fees payable hereunder to be determined.  Allos shall be responsible for reporting to Licensor regarding all Products sold by Affiliates and Permitted Sublicensees and for paying to Licensor the payments due pursuant to Article 3 hereof.

4.2          Audits.

4.2.1       Upon the written request of Licensor, and not more than once in each calendar year, Allos shall permit an independent certified public accounting firm of nationally recognized standing, selected by Licensor and reasonably acceptable to Allos, at Licensor’s expense, to have access during normal business hours to such of the records of Allos as may be reasonably necessary to verify the accuracy of the royalty reports hereunder for any year ending not more than thirty-six (36) months prior to the date of such request.  The accounting firm shall disclose to Licensor only whether the records are correct or not and the specific details concerning any discrepancies.  No other information shall be shared.

4.2.2       If such accounting firm concludes that additional royalties and sublicense fees were owed during such period, Allos shall pay the additional royalties and sublicense fees within thirty (30) days of the date Licensor delivers to Allos such accounting firm’s written report so concluding.  The fees charged by such accounting firm shall be paid by Licensor; provided, however, if the audit discloses that the royalties and sublicense fees payable by Allos for the audited period are more than [ * ] of the royalties and sublicense fees actually paid for such period, then Allos shall pay the reasonable fees and expenses charged by such accounting firm.

4.2.3       Allos shall include in each Sublicense granted by it pursuant to this Agreement a provision requiring the Permitted Sublicensee to make reports to Allos, to keep and maintain records of sales made pursuant to such Sublicense and to grant access to such records by an independent certified public accounting firm of nationally recognized standing to the same extent required of Allos under this Agreement.  Upon the expiration of thirty-six (36) months following the end of any year, the calculation of royalties and sublicense fees payable with respect to such year shall be binding and conclusive upon Licensor, Allos, and its Affiliates and Permitted Sublicensees.

4.2.4       The provisions of this Section 4.2 shall survive the termination or expiration of this Agreement for a period of three (3) years following the last sale of Product by Allos, its Affiliates and Permitted Sublicensees.

4.3          Confidential Financial Information.  Licensor shall treat all financial information subject to review under this article or under any sublicense agreement as confidential, and shall cause its accounting firm to retain all such financial information in confidence.

4.4          Survival.  Except as otherwise provided in this Section 4, the provisions of this Article 4 shall survive the expiration and termination of this Agreement for a period of one calendar year following the last sale of Product by Allos, its Affiliates or Permitted Sublicensees.

5.             PAYMENTS

5.1          Payment Terms.  Royalties and sublicense fees payable to Licensor hereunder shall be due and payable thirty (30) days after the end of each calendar quarter and shall be accompanied by a report as set forth in Article 4.  Payment of royalties and sublicense fees in whole or in part may be made in advance of such due date.

5.2          Payment Method.  All payments by Allos under this Agreement shall be paid in United States dollars, and all such payments shall be originated from a United States bank located in the United States and made by bank wire transfer in immediately available funds to such account as Licensor shall designate before such payment is due.  Allos shall pay the full amount of the License Fee due pursuant to Section 3.2 directly to SKI.  All other payments due under Article 3 shall be paid by Allos to each of SKI, SRI, and SoRI in the following ratio at the addresses set forth in Section 14.1: SKI shall receive [ * ] of any amount due to Licensor; SRI shall receive [ * ] of any amount due to Licensor and SoRI shall receive [ * ] of any amount due to Licensor.

5.3          Exchange Control.  If at any time legal restrictions prevent the prompt remittance of part or all royalties and sublicense fees with respect to any country in the Territory where the Product is sold, payment shall be made through such lawful means or methods, as Licensor reasonably shall determine.

5.4          Withholding Taxes.  All royalty payments and sublicense fees owing from Allos to Licensor under this Agreement are net amounts, and shall be grossed-up to account for any amounts required to be withheld by Allos under applicable law, rule or regulation as payment for taxes applicable to such royalty payments and sublicense fees, other than for United States income taxes of Licensor.  If Allos is required by law, rule or regulation to withhold and pay on behalf of Licensor taxes from any royalty payments or sublicense fees due Licensor hereunder, Licensor shall cooperate with Allos and shall execute and deliver such documents and take such other actions as Allos may reasonably request, for the purpose of (a) obtaining an exemption from the tax withholding requirements of the applicable country, (b) obtaining a refund of any taxes actually paid by Allos on Licensor’s behalf to the applicable taxing authority pursuant to said tax withholding requirements, and (c) otherwise seeking to lawfully mitigate the amount of taxes required to be withheld from any payments due to Licensor, pursuant to the applicable tax law.  If Licensor is able to obtain a refund or credit attributable to any part of the taxes paid on behalf of Licensor by Allos pursuant to this section, Licensor shall pay the amount of such refund to Allos within thirty (30) days of obtaining such amount or credit.

5.5          Survival.  The provisions of this Article 5 shall survive the expiration and termination of this Agreement for a period of one (1) calendar year following the last sale of Product by Allos, its Affiliates and Permitted Sublicensees.

6.             DILIGENCE OBLIGATIONS

6.1          Research and Development Efforts.  Allos shall use its Commercially Reasonable Efforts to research, develop and conduct such research, preclinical development and human clinical trials as necessary or desirable to obtain regulatory approvals to manufacture and market, and to obtain necessary approval to commence marketing and market Product in such countries as Allos determines are commercially feasible.  Except as otherwise set forth in this Agreement, Allos, at its sole expense, shall fund the costs of all research, preclinical development and clinical trials, regulatory approval and commercialization of the Products.

6.2          Records.  The parties shall maintain records, in sufficient detail and in good scientific manner appropriate for patent and regulatory submission purposes, which shall reflect all work done and results achieved in the performance of its research and development regarding the Licensed Patent Rights (including all data in the form required under all applicable laws and regulations).

6.3          Reports.  Within sixty (60) days following the end of each calendar year during the term of this Agreement, Allos and Licensor shall prepare and deliver to the other party a written summary annual report which shall describe, in reasonably sufficient detail, as applicable to the activities being conducted by the relevant party (a) the research performed to date employing the Licensed Patent Rights and Licensed Know-How, (b) the progress of the development and testing of Products in clinical trials, and (c) the status of obtaining the necessary approvals to market Products.  Licensor and Allos shall meet annually at Allos’ offices to discuss the report and the general progress of Products to market.  In addition, Allos shall provide Licensor with written notice of all regulatory filings and copies of submissions prior to the date of such submissions, and written notice of all approvals obtained promptly after obtaining such approvals.

6.4          Reversion of Certain Rights.  Allos agrees that during the term of the Agreement it shall diligently develop and commercialize at least one Product in the United States, in one or more countries of the EU, and in Japan.  For the purposes of this Section 6.4, “diligent development” shall mean the demonstration of continuing efforts by Allos, its Affiliates or its Permitted Sublicensee to achieve the objectives set forth in the Clinical Development Plan, and “diligent commercialization” shall mean the marketing of Product to oncologists by Allos, its Affiliates or its Permitted Sublicensee’s or marketing partner’s sales force, once regulatory approval has been obtained for the applicable territory.  If Allos elects not to develop or commercialize at least one Product in the United States, in one or more countries of the EU and in Japan, Allos shall inform Licensor of its decision and the license granted to Allos under this Agreement shall terminate, only in such Territory (the United States, the EU or Japan) as Allos has elected not to develop and commercialize at least one Product.  If Licensor believes that Allos is not diligently developing or commercializing Product in a particular territory, Licensor shall so inform Allos in writing, including a description of the basis for Licensor’s belief.  If Allos disputes Licensor’s determination that a diligence failure has occurred, such dispute shall be resolved pursuant to Article 13.  Upon the finding by the Arbitrator (as defined in Article 13) that a diligence failure has occurred, Allos shall have a sixty (60) day period after such Arbitrator ruling within which to submit to Licensor a specific, objectively reasonable, written plan designed to meet Allos’ diligence obligations as promptly as practicable using Commercially Reasonable Efforts.  Each plan required pursuant to this Section 6.4 (each, a “Remedial Plan”) shall be subject to (i) Licensor’s written approval, such approval not to be unreasonably withheld, conditioned or delayed, and (ii) the Arbitrator’s approval.  Allos shall have six (6) months to demonstrate to Licensor’s satisfaction Allos’ compliance with the Remedial Plan, failure of which shall result in the reversion to Licensor of the license granted pursuant to Section 2.1 for the particular territory.  If Allos grants a Sublicense under the provisions of Article 2.2 within the United States or the EU, the

Sublicense agreement shall contain development and commercialization diligence obligations for activities within such territory in compliance with this Section 6.4.

6.5          Joint Advisory Committee.  For the purpose of expediting the exchange of information between the parties to foster the successful development of Products, Allos shall form a joint advisory committee (“JAC”) consisting of representatives from each of SRI, SKI, SoRI and Allos.  The selection of the representatives from the parties will be at the discretion of each of the respective parties, but should include qualified technical and business development staff The JAC shall meet twice annually at a location to be determined by the Parties, and more often as mutually agreed by the Parties.  Each party shall be responsible for any out-of-pocket travel and other expenses its representatives incur to participate in JAC meetings.

7.             CONFIDENTIALITY

7.1          Confidential Information.  During the term of this Agreement, and for a period of five (5) years following the expiration or earlier termination hereof, each party shall exercise reasonable care to maintain in confidence all information of the other party (including samples) disclosed by the other party and identified as, or acknowledged to be, confidential (“Confidential Information”), and shall not use, disclose or grant the use of the Confidential Information except on a need-to-know basis to those directors, officers, employees, agents, Permitted Sublicensees and permitted assignees, to the extent such disclosure is reasonably necessary in connection with such party’s activities as expressly authorized by this Agreement.  To the extent that disclosure is authorized by this Agreement, prior to disclosure, each party hereto shall obtain the written agreement of any such Person, who is not otherwise bound by fiduciary obligations to such party, to hold in confidence and not make use of the Confidential Information for any purpose other than those permitted by this Agreement.  Each party shall notify the other promptly upon discovery of any unauthorized use or disclosure of the other party’s Confidential Information.

7.2          Permitted Disclosures.  The nonuse and nondisclosure obligations contained in this article shall not apply to the extent that any receiving party (“Recipient”) can demonstrate that: (a) the information was public knowledge at the time of such disclosure by Recipient, or thereafter became public knowledge, other than as a result of acts attributable to Recipient in violation hereof; (b) the information was rightfully known by Recipient (as shown by its written records) prior to the date of disclosure to Recipient by the other party hereunder; (c) the information was disclosed to Recipient on an unrestricted basis from a Third Party not under a duty of confidentiality to the other party; or (d) the information was independently developed by employees or agents of Recipient without access to the Confidential Information of the other party.  Notwithstanding the foregoing, Recipient may (x) disclose information by law, order or regulation of a governmental agency or a court of competent jurisdiction; (y) disclose information to any governmental agency for purposes of obtaining approval to test or market a Product; or (c) disclose information as necessary to file or prosecute patent applications and prosecute or defend litigation; provided in each case that Recipient shall provide written notice thereof to the other party and sufficient opportunity to object, time permitting, to any such disclosure or to request confidential treatment thereof.

7.3          No Use of Name.  Except as otherwise required by applicable law, regulation or order of a governmental agency or court of competent jurisdiction, neither party shall use the name of the other party or the other party’s directors, officers or employees in any advertising, news release or other publication, without the prior express written consent of the other party.  Notwithstanding the above, Licensor acknowledges the importance of, and agrees to cooperate with Allos, in the issuance of a press release upon execution of this Agreement.

7.4          Publication Rights.  Licensor shall be free to use the results of activities conducted in connection with the exercise of its reserved rights set forth in Section 2.3 for its own non-commercial teaching, research, educational, clinical and publication purposes so long as such use does not violate this Article 7.  Licensor agrees to submit to Allos for its review and comment, a copy of any proposed publication resulting from such activities at least
[ * ] prior to the estimated date of publication, and if no response is received within [ * ] of the date submitted to Allos, it will be conclusively presumed that the publication may proceed without delay.  If Allos feels that the conclusions are not supported by the data or that there are factual errors in the proposed publication, then the JAC shall meet to make a good faith attempt to resolve such issues, and at Allos’ request Licensor shall delay publication for an additional [ * ] to allow such discussion.  If Allos determines that the proposed publication contains patentable subject matter that requires protection, Allos may refer such subject matter to the JAC for review.  If the JAC concurs with Allos’ determination, Licensor shall delay the publication for a period of time for Licensor to pursue patent protection pursuant to Article 8.

8.             IP OWNERSHIP; PATENTS

8.1          Allos Improvements.  Allos shall solely own all Allos Improvements developed, made or conceived of during the course of this Agreement solely by employees or contractors of Allos, and all intellectual property rights therein, including any patent rights claiming the Allos Improvements.  Allos shall control the filing, prosecution and maintenance of patents claiming any Allos Improvements at its own cost and using counsel of its choice and in such countries as Allos determines is appropriate.

8.2          Filing, Prosecution, and Maintenance.  Licensor shall have the sole authority and control over the filing, prosecution and maintenance of the Licensed Patent Rights; provided, however, that Licensor shall consult with Allos on overall patent strategy.  In addition, Licensor’s patent counsel shall keep Allos advised as to the status of the Licensed Patent Rights by providing Allos, in a timely manner at least thirty (30) days prior to their due date, with copies of all official documents and correspondence relating to the prosecution, maintenance, and validity of the Licensed Patent Rights.  Allos shall have fifteen (15) days to review and comment on such documents and correspondence prior to the filing of said documents and correspondence and Licensor shall give good faith consideration to any comments provided by Allos.  Licensor shall diligently conduct such prosecution and maintenance of the Licensed Patent Rights and shall not abandon any patent under prosecution, or discontinue any maintenance obligation for issued patents, in each case within the Licensed Patent Rights, without first notifying Allos at least sixty (60) days prior to any bar date, of Licensor’s intention and reason therefore, and providing Allos with reasonable opportunity to assume responsibility and control of the prosecution and maintenance of such patent applications and patents.  Notwithstanding the above, failure to strictly adhere to the timelines for notification under this Article 8.2 shall not constitute a material breach of this Agreement.

8.3          Costs.  Allos shall reimburse Licensor for all patent costs incurred by Licensor prior to the Effective Date, as evidenced by written documentation, up to a maximum amount of [ * ], such payment to be made within thirty (30) days of receipt by Allos of such documentation.  Allos shall pay all costs of filing, prosecuting and maintaining the Licensed Patent Rights necessary for Products incurred after the Effective Date.

Allos shall have the right to discontinue financial support as provided in Article 8.4.

8.4          Assumption of Patent Costs by Licensor.  If Allos informs Licensor of its intention to discontinue financial support of any patent or patent application within the Licensed Patent Rights necessary for Products, Licensor shall be entitled to reassume financial responsibility therefore.  In the event Licensor continues to prosecute or maintain the patent or patent application in question, Allos’ right and license under such patent or patent application shall be terminated; provided, however, that if Allos elects to discontinue financial support for such patent or patent application, Licensor may also elect to discontinue financial support for such patent or patent application.  If any Major Country is restricted from the Territory pursuant to Section 6.4, Allos shall have no further obligations to provide financial support for any patent or patent application effective within such Major Country, and Licensor, at its discretion shall reassume financial responsibility therefor.

8.5          Enforcement of Patent Rights.  Each party promptly shall notify the other party of any infringement known to it of the Licensed Patent Rights and shall provide the other party with the available evidence, if any, of such infringement.  Allos, at its sole expense, shall have the right (but not the obligation) to determine the appropriate course of action to enforce the Licensed Patent Rights or otherwise abate the infringement thereof, to take (or refrain from taking) appropriate action to enforce the Licensed Patent Rights, to control any litigation or other enforcement action and to enter into, or permit, the settlement of any such litigation or other enforcement action with respect to the Licensed Patent Rights, and shall consider, in good faith, the interests of Licensor in so doing.  Within ninety (90) days after notice of a substantial and continuing infringement of the Licensed Patent Rights, Allos shall notify Licensor whether or not Allos intends to take action against the alleged infringer.  If Allos notifies Licensor that it does not intend to take action, or if within one hundred eighty (180) days after receipt of notice Allos does not abate such infringement or file suit to enforce the Licensed Patent Rights against each infringing party, Licensor shall have the right to take whatever action it deems appropriate to enforce the Licensed Patent Rights, including bringing and controlling at its own expense a legal action in which, if legally necessary, Allos may be a named plaintiff.  The party controlling any such enforcement action shall not settle the action or otherwise consent to a judgment in such action that results in any grant to the third party of rights under the Licensed Patent Rights, without the prior written consent of the non-controlling party which consent shall not be unreasonably withheld.  All monies recovered upon the final judgment or settlement of any such suit to enforce the Licensed Patent Rights shall, after payment of expenses, be retained by the party controlling the enforcement.  Each party shall reasonably cooperate with the other party in the planning and execution of any action to enforce the Licensed Patent Rights; provided, however, each party shall be reimbursed for reasonable expenses, including legal fees, for such cooperation.

8.6          Infringement Actions by Third Parties.  Allos shall promptly notify Licensor in writing of any allegation by a Third Party that the activity of Allos or its Affiliates, Permitted Sublicensees or customers pursuant to this Agreement infringes or may infringe the patent rights of such Third Party, where the alleged infringing process, method or composition is claimed under a Valid Patent Claim.  Allos shall have the right, in its sole discretion, to control the defense of such suit at its own expense, in which event Licensor shall have the right to be represented by advisory counsel of its own selection at its own expense, shall cooperate fully in the defense of such suit, and shall furnish to Allos all evidence and assistance in its control.  Allos may not settle the suit or otherwise consent to an adverse judgment in such suit that diminishes the rights or interests of Licensor or imposes additional obligations on Licensor, without the express written consent of Licensor.  Any judgments, settlements or damages payable with respect to legal proceedings covered by this article shall be paid by Allos.

8.7          Patent Markings.  Allos, its Affiliates and Permitted Sublicensees shall mark each Product sold by them with the appropriate marking, giving notice to the public that such Product is patented, by fixing thereon either the word “patent” or the abbreviation “pat”, together with the number of such issued patent of the Licensed Patent Rights.  Licensor shall keep Allos informed of all applicable patent markings, and upon request by Allos, shall inform Allos whether a patent marking is required for a specific Product.

8.8          Licensor Covenant.  Licensor agrees that Licensor shall not, for the duration of this Agreement, enter into any agreement with any Third Party to license any rights held by Licensor with respect to US Patent No. [ * ], entitled [ * ] in a field of use that includes [ * ].

9.             TERM AND TERMINATION

9.1          Expiration.  Subject to the provisions of this article, this Agreement shall expire on a country-by-country basis on the expiration of the License Term.

9.2          Termination by Allos.  Allos may terminate this Agreement, in its sole discretion, upon thirty (30) days prior written notice to Licensor.

9.3          Termination for Failure to Transfer IND.  If the IND is not transferred to Allos within one (1) month after the Effective Date and such failure is not due to a delay by the FDA directly or indirectly caused by Licensor or Allos, such failure to timely transfer the IND shall be deemed a material breach of this Agreement, pursuant to which Allos may terminate this Agreement by providing written notice to Licensor as provided in Article 9.4(a).  If Licensor has not cured the breach within ninety (90) days, Allos shall so notify Licensor (each of SKI, SRI, and SoRI), and within five (5) days of receipt of such notice, Licensor shall return the License Fee to Allos.  Within thirty (30) days of its notice to Licensor of its failure to cure the breach under this Section 9.3, Allos shall return to the Licensor the Product Data Package, any remaining PDX material, and any other documentation or materials received from Licensor as of the effective date of such termination.

9.4          Termination for Cause.  Except as otherwise provided in Article 12 below regarding force majeure, either party may terminate this

Agreement: (a) upon or after the breach of any material provision of this Agreement by the other party if the other party has not cured such breach within ninety (90) days after receipt of written notice thereof by the nonbreaching party; or (b) if the other party voluntarily commences any action or seeks any relief regarding its liquidation, reorganization, dissolution or similar act or under any bankruptcy, insolvency or similar law; or (c) if a proceeding is commenced or an order, judgment or decree is entered seeking the liquidation, reorganization, dissolution or similar act or any other relief under any bankruptcy, insolvency or similar law against the other party, without its consent, which continues undismissed or unstayed for a period of sixty (60) days.

9.5          Effect of Expiration or Termination.  Expiration or termination of this Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination, and the provisions of Articles 7, 8.4, 8.5, 9.5, 9.6, 10, 14.1, 14.2 and such other provisions by their terms as set forth herein, shall survive the expiration or termination of this Agreement.  Upon expiration of this Agreement under Article 9.1, above, Allos shall have a fully-paid, non-exclusive worldwide license (including the exclusive right to grant sublicenses) under the Licensed Know-How, to make, have made, use, offer for sale, sell and import Products.  Upon termination of this Agreement by Allos under Article 9.2, above, or by Licensor under Article 9.4, above, the license granted to Allos under Article 2.1, herein, shall terminate, subject to Article 9.6 and Licensor shall automatically have a fully-paid, non-exclusive, worldwide license (including the right to grant sublicenses) under the Allos Improvements, to make, have made, use, offer for sale, sell and import Products.

9.6          Disposition of Products on Hand Upon Termination.  Upon termination of this Agreement by either party (a) Allos shall provide Licensor with a written statement of the amount of inventory of all Products in process of manufacture and in stock, and shall have the privilege of disposing of such Products, but not more, for a period of one (1) year from the date of termination, and (b) Allos shall pay royalties and sublicense fees at the rate and at the time herein provided under Articles 3 and 4 hereof.  The provisions of Section 9.6(a) shall survive the termination of this Agreement for a period of one (1) year and the provisions of Section 9.6(b) shall survive the termination of this Agreement until all amounts owing to Licensor by Allos, its Affiliates and Permitted Sublicensees have been paid.

9.7          Allos Data.  Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated pursuant to the provisions of Article 9.2 or by Licensor pursuant to 9.4, herein, upon Licensor’s request not more than one hundred twenty (120) days after such termination, (a) within ninety (90) days after such request, Allos shall provide Licensor with copies of all data and information generated by Allos’ research and development activities, and all regulatory submissions and approvals, if any, regarding actual or potential Products; provided, however that if such termination occurs after the initiation of a Phase II Trial, Licensor shall reimburse Allos for its reasonable costs to assemble and provide the data to Licensor, (b) Licensor shall have the right to use and reference all such data, information and submissions without restriction, and (c) Allos shall execute all such documents and instruments reasonably necessary to enable Licensor to use and reference all such data, information and submissions.  ALLOS MAKES NO REPRESENTATIONS AND WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, REGARDING SUCH DATA, INFORMATION AND SUBMISSIONS PROVIDED TO LICENSOR IN (A) ABOVE, AND LICENSOR AGREES THAT ANY SUCH USE AND REFERENCE OF SUCH DATA, INFORMATION AND SUBMISSIONS SHALL BE AT LICENSOR’S OWN RISK.

10.          INDEMNIFICATION AND INSURANCE

10.1        Indemnification.

10.1.1     Allos shall indemnify, defend and hold harmless Licensor, its directors, officers, employees and agents from all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) (collectively “Losses”) that they may suffer as a result of any claims, demands, actions or other proceedings (collectively, “Claims”) made or instituted by any Affiliate, Permitted Sublicensee or Third Party against any of them to the extent that such Claims arise or relate to: (a) a breach of any of Allos’ representations and warranties set forth in Article 11; or (b) the possession, research, development, manufacture, use, sale or administration of Product by Allos, its Affiliates and Permitted Sublicensees; except to the extent such Claims are based on (x) the gross negligence or intentional misconduct of Licensor, (y) any defect in any PDX provided by Licensor to Allos under this Agreement, or are Claims for which Licensor is obligated to indemnify Allos pursuant to Section 10.1.2, 10.1.3 or 10.1.4.

10.1.2     SRI shall indemnify, defend and hold harmless Allos, its directors, officers, employees and agents from all Losses that they may suffer as a result of any Claims made or instituted by any Third Party against any of them to the extent that such Claims arise or relate to (a) a breach of any of SRI’s respective representations and warranties set forth in Article 11; or (b) the possession, research, development or use by SRI in the exercise of its reserved rights under Section 2.3 of any PDX not provided by or on behalf of Allos; except to the extent such Claims are Claims for which Allos is obligated to indemnify SRI pursuant to Section 10.1.1.

10.1.3     SoRI shall indemnify, defend and hold harmless Allos, its directors, officers, employees and agents from all Losses that they may suffer as a result of any Claims made or instituted by any Third Party against any of them to the extent that such Claims arise or relate to (a) a breach of any of SoRI’s respective representations and warranties set forth in Article 11; or (b) the possession, research, development or use by SoRI in the exercise of its reserved rights under Section 2.3 of any PDX not provided by or on behalf of Allos; except to the extent such Claims are Claims for which Allos is obligated to indemnify SoRI pursuant to Section 10.1.1.

10.1.4     SKI shall indemnify, defend and hold harmless Allos, its directors, officers, employees and agents from all Losses that they may suffer as a result of any Claims made or instituted by any Third Party against any of them to the extent that such Claims arise or relate to: (a) a breach of any of SKI’s respective representations and warranties set forth in Article 11; (b) the administration by SKI in the exercise of its reserved rights under Section 2.3 of any PDX not provided by or on behalf of Allos; or (c) any activities conducted in connection with a SKI Trial; except to the extent such Claims are Claims for which Allos is obligated to indemnify SKI pursuant to Section 10.1.1.

10.2        Indemnification Procedure.  Each party (the “Indemnified Party”) shall promptly notify the other party (the “Indemnifying Party”) of any claim, demand, action or other proceeding with respect to which the Indemnified Party intends to claim such indemnification.  The Indemnifying Party shall the exclusive ability to defend any such claim, demand, action or other proceeding at its expense using counsel of its choice.  The Indemnifying Party’s indemnity obligations under this article shall not apply to amounts paid in any settlement if effected without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.  The Indemnifying Party shall not settle or consent to an adverse judgment in any such claim, demand, action or other proceeding that adversely affects the rights or interests of the Indemnified Party or imposes additional obligations on Indemnified Party, without the prior express written consent of Indemnified Party.  The Indemnified Party, its employees and agents, shall reasonably cooperate with Indemnifying Party and its legal representatives in the investigation of any claim, demand, action or proceeding covered by this indemnification.

10.3        LIMITATION ON LIABILITY AND DISCLAIMER OF WARRANTIES.

10.3.1     LIMITED LIABILITY.  ANY PDX PROVIDED TO ALLOS HEREUNDER IS PROVIDED “AS IS” FOR NON-HUMAN

PURPOSES ONLY.  IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER, ITS AFFILATES, PERMITTED SUBLICENSES OR ANY THIRD PARTY FOR ANY SPECIAL, CONSEQUENTIAL OR INCIDENTAL DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT OR WITH RESPECT TO ANY CLAIM, DEMAND, ACTION OR OTHER PROCEEDING RELATING TO THIS AGREEMENT HOWEVER CAUSED, AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.  IN NO EVENT SHALL LICENSOR’S LIABILITY OWING TO ALLOS, ITS AFFILIATES, PERMITTED SUBLICENSEE OR ANY THIRD PARTY WITH RESPECT TO ANY CLAIM, DEMAND, ACTION OR OTHER PROCEED RELATING TO THIS AGREEMENT EXCEED THE TOTAL AMOUNT ACTUALLY PAID LICENSOR BY ALLOS UNDER THIS AGREEMENT.

10.3.2     DISCLAIMER OF WARRANTIES.  EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS A REPRESENTATION MADE OR WARRANTY GIVEN BY LICENSOR THAT ANY VALID PATENT HAS ISSUED OR WILL ISSUE BASED UPON THE LICENSED IP, OR THAT THE USE OF THE LICENSED IP WILL NOT INFRINGE THE PATENT OR PROPRIETARY RIGHTS OF ANY OTHER PERSON.  FURTHERMORE, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, LICENSOR MAKES NO OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE LICENSED IP, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

11.          REPRESENTATIONS AND WARRANTIES

Each party hereby represents and warrants to the other party as follows:

11.1        Corporate Existence and Power.  Such party (a) is a corporation duly organized, validly existing and in good standing under the laws of the state in which it is incorporated; (b) has the corporate power and authority and the legal right to own and operate its property and assets, to lease the property and assets it operates under lease, and to carry on its business as it is now being conducted; and, (c) is in compliance with all requirements of applicable law, except to the extent that any noncompliance would not have a material adverse effect on the properties, business, financial or other condition of it and would not materially adversely affect its ability to perform its obligations under this Agreement.

11.2        Authorization and Enforcement of Obligations.  Such party (a) has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder; and (b) has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.  This Agreement has been duly executed and delivered on behalf of such party, and constitutes a legal, valid, binding obligation, enforceable against such party in accordance with its terms.

11.3        No Consents.  All necessary consents, approvals and authorizations of all governmental authorities and other Persons required to be obtained by such party in connection with this Agreement have been obtained.

11.4        No Conflict.  The execution and delivery of this Agreement and the performance of such party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable laws or regulations; and (b) do not conflict with, or constitute a default under, any contractual obligation of it.

11.5        Patent Representations.  Licensor represents and warrants that as of the Effective Date, and without independent inquiry, to Licensor’s knowledge (a) the Licensed Know-How and the claims of the Licensed Patent Rights do not fall within the claims of, or otherwise infringe, any Third Party patent, patent application or trade secret; (b) none of the Licensed Patent Rights are invalid or unenforceable; (c) there are no claims, judgments or settlements against or owed by it relating to the Licensed IP; and (d) PDX has not been licensed to any Third Party and is not subject to any option or other contractual right of any Third Party.

11.6        Regulatory Representations.  As of the Effective Date, to SKI’s knowledge, (a) it has complied in all material respects with all applicable laws and regulations in connection with the preparation and submission of any filings directly related to PDX with any regulatory authority; (b) it has filed with applicable regulatory authorities all required and material notices, supplemental applications and annual or other reports, including adverse experience reports, with respect to PDX; and (c) there is no pending or overtly threatened action by the regulatory authorities that will have a material adverse effect on the regulatory approval of the PDX or any Products.

12.          FORCE MAJEURE

Except with regard to the payment of money, neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement to the extent, and for so long as, such failure or delay is caused by or results from causes beyond the reasonable control of the affected party including but not limited to fires, earthquakes, floods, embargoes, wars, acts of war (whether war is declared or not), acts of terrorism, insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or other party.

13.          DISPUTE RESOLUTION

Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, or any failure to agree where agreement of the parties is necessary pursuant hereto, including the determination of scope of this Agreement to arbitrate, shall be resolved by the following procedures:

13.1        Attempt to Resolve Dispute.  The parties shall use all reasonable efforts to amicably resolve the dispute through direct discussions.  The senior management of each party commits itself to respond promptly to any such dispute.  Either party may send written notice to the other party identifying the matter in dispute and invoking the procedures of this article.

13.2        Application to Binding Arbitration.  If after thirty (30) days from the first written notice of dispute, the parties fail to resolve the dispute by written agreement, either party may submit the dispute to final and binding arbitration administered by the AAA, and conducted in New York, New York, pursuant to the Commercial Arbitration Rules of the AAA at the time of submission.  The arbitration shall be held before a single neutral, independent, and impartial arbitrator (the “Arbitrator”).

13.3        Binding Arbitration Procedure.  Unless the parties have agreed upon the selection of the Arbitrator before then, the AAA shall appoint the Arbitrator as soon as practicable, but in any event within thirty (30) days after the submission to AAA for binding arbitration.  The Arbitrator’s award shall be a final and binding determination of the dispute and shall be fully enforceable as an arbitration award by the New York courts in accordance with New York law.  The prevailing party in such arbitration shall be entitled to recover its reasonable attorneys’ fees and expenses, including arbitration administration fees, incurred in connection with such proceeding.  Neither party nor the Arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.

14.          MISCELLANEOUS

14.1        Licensor Representative and Notices.  Except as otherwise set forth herein, SKI shall be the designated representative of Licensor for all matters hereunder.  All notices, correspondence, communications and directions to, and communications and directions from Licensor shall be through SKI.  Any consent, notice or report required or permitted to be given or made under this Agreement by one party to the other party shall be in writing, delivered by any lawful means and addressed to the other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor.  Except as otherwise provided in this Agreement, such consent, notice or report shall be effective upon receipt by the addressee.

If to Licensor, for technical matters:	If to Licensor, for all other matters:

Sloan-Kettering Institute for Cancer Research 1275 York Avenue New York, NY 10021 Attn: Director, Office of Industrial Affairs Telephone: (212) 639-6181 Facsimile: (212) 717-3439	Sloan-Kettering Institute for Cancer Research 1275 York Avenue New York, NY 10021 Attn: Director, Office of Industrial Affairs Telephone: (212) 639-6181 Facsimile: (212) 717-3439

With a copy to:	With a copy to:

Southern Research Institute 2000 Ninth Avenue South Post Office Box 55305 Birmingham, AL 35255-5305 Attn: President/CEO Telephone: (205) 581-2470 Facsimile: (205) 581-2568	Southern Research Institute 2000 Ninth Avenue South Post Office Box 55305 Birmingham, AL 35255-5305 Attn: Legal Counsel Telephone: (205) 934-3474 Facsimile: (205) 975-6079

SRI International 333 Ravenswood Avenue Menlo Park, CA 94025-3493 Attn: Senior Director, Business Development, Biopharmaceutical Division Telephone: (650) 859-4886 Facsimile: (650) 859-3041	SRI International 333 Ravenswood Avenue Menlo Park, CA 94025-3493 Attn: General Counsel Telephone: (650) 859-6068 Facsimile: (650) 859-3834

All payments to the respective party:	If by Electronic Funds Transfer Method

Sloan-Kettering Institute for Cancer Research 1275 York Avenue New York, NY 10021 Attention: Accounting	Citibank 399 Park Avenue New York, NY 10022 For credit to the account of: Sloan-Kettering Institute for Cancer Research Account No. [ * ] ABA No. [ * ]

Reference: SK 7547

Southern Research Institute 2000 Ninth Avenue South Post Office Box 55305 Birmingham, AL 35255-5305 Attention: Accounting Reference: PDX	First Commercial Bank 800 Shades Creek Parkway Birmingham, AL 35209 For credit to the account of: UAB Research Foundation Account number: [ * ] ABA number: [ * ]

SRI International 333 Ravenswood Avenue Menlo Park, CA 94025-3493 Attention: Accounting Reference: W33P69 1.380	Wells Fargo Bank 400 Hamilton Avenue Palo Alto, CA 94301 For credit to the account of: SRI International Account number: [ * ] ABA number: [ * ]

If to Allos, for technical matters: 11080 Circle Point Road, Suite 200 Westminster, CO 80020 Attn: Senior Medical Director Telephone: (303) 426-6262 Facsimile: (303) 412-9160	If to Allos, for all other matters: 11080 Circle Point Road, Suite 200 Westminster, CO 80020 Attn: Senior Director, Corporate Development Telephone: (720) 540-5245 Facsimile: (303) 426-4731

14.2        Governing Law.  This Agreement, including the decision to arbitrate and any decision by an arbitrator pursuant to Article 13, above, shall be governed by and construed in accordance with the laws of the State of New York, without the application of any principle that leads to the application of the laws of any other jurisdiction, and shall not be governed by the United Nations Convention on Contracts for the International Sale of Goods.

14.3        U.S. Export Laws and Regulations.  Each party hereby acknowledges that the rights and obligations of this Agreement are subject to the laws and regulations of the United States relating to the export of products and technical information.  Without limitation, each party shall comply with all such laws and regulations.

14.4                        No Other Rights.  This Agreement shall not be construed to grant any license or other rights to Allos in any patent rights, know-how or other technology of Licensor, except as expressly provided in this Agreement.

14.5                        Assignment.  Allos shall not assign its rights or obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of Licensor.  Allos shall, however, be entitled to assign its rights and obligations under this agreement to the purchaser of Allos’ entire business to which this Agreement pertains, without Licensor’s prior written consent.  Any purported assignment in violation of this article shall be null and void.

14.6                        Waivers and Amendments.  No change, modification, extension, termination or waiver of this Agreement, or any of the provisions herein contained, shall be valid unless made in writing and signed by duly authorized representatives of the parties hereto.

14.7                        Entire Agreement.  This Agreement embodies the entire understanding between the parties and supersedes any prior understanding and agreements between and among them respecting the subject matter hereof.  There are no representations, agreements, arrangements or understandings, oral or written, between the parties hereto relating to the subject matter of this Agreement which are not fully expressed herein.

14.8                        Severability.  Any of the provisions of this Agreement which are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereof and without affecting the validity or enforceability of any of the terms of this Agreement in any other jurisdiction.

14.9                        Waiver.  The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.

14.10                 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

SRI INTERNATIONAL		ALLOS THERAPEUTICS, INC.

By:	/s/ Curtis Carlson, Ph.D.	By:	/s/ Michael E. Hart

Name: Curtis Carlson, Ph.D.		Name: Michael E. Hart
Title: President & Chief Executive Officer		Title: President & Chief Executive Officer

Date:	1/9/2003	Date:	1/14/03

SLOAN-KETTERING INSTITUTE FOR CANCER RESEARCH		SOUTHERN RESEARCH INSTITUTE

By:	/s/ James S. Quirk	By:	/s/ Lucy Hicks

Name: James S. Quirk		Name: Lucy Hicks
Title: Senior Vice President, Research Resources Management		Title: Intellectual Property Manager & Legal Counsel

Date:	1/20/03	Date:	01/15/2003

(SK#7547)

(SRI# W33P69 1.380)

(SoRI #PDX)

EXHIBIT A
LICENSOR PATENT RIGHTS

[ * ]

EXHIBIT B
CLINICAL DEVELOPMENT PLAN

PDX Development Plan

Prepared for SRI, MSK and SoRI

By

Allos Therapeutics, Inc

[ * ]

EXHIBIT C
PRODUCT DATA PACKAGE

Allos desires to obtain all of the following data, documents and materials listed below to fulfill completion of the technology transfer process.  However, it is recognized that some of this information may have already been received by Allos, may not be available, or not in Licensor’s possession.  Allos also recognizes that in certain instances, data comparing PDX to Third Party molecules may be confidential under the terms of Material Transfer Agreements or other Agreements between SKI and Third Parties, and may not be available for disclosure to Allos under the terms of those agreements.

CMC

•                  All synthesis, manufacturing and analytical information pertaining to PDX, including all reports.  If reports are not available, a summary of efforts completed to date

•                  Disclose all known significant problems or issues that can affect drug substance or drug product attributes or quality

•                  Disclose any known conflict of interest or potential patent issues

•                  All bulk inventory (or at least [ * ])

•                  Provide available samples of all synthetic intermediates, impurities, degradation products, internal or external standards and reference materials.  Include analytical methods, method development, stability efforts and pertinent reports

•                  All work associated with PDX individual diastereomer synthesis, analysis and separation efforts

Clinical

•                  All protocols

•                  IRB approvals for all protocols and amendments

•                  All correspondence with FDA

•                  All clinical data from studies (to be reviewed by Allos at SKI’s facilities, and provided to Allos subject to all applicable Federal and State regulations including the HIPAA regulations)

•      Flow sheets

•      Scans (reports, copies of films, if available)

•      Copies of all informed consents

•      Electron copies of all patients charts

•                  Annual report (if available)

Pre-clinical

•                  Data on antitumor efficacy, including, the raw data from experiments that have not been published (e.g., tumor measurements from individual animals, etc.)

•                  Any data regarding [ * ]

•                  Toxicology data from any species

•                  Safety data from any species

•                  Pharmacokinetics, ADME data from any species

•                  Any data (in vitro, in vivo, tox, safety, PK, ADME) involving PDX in combination with other agents, including [ * ], subject to SKI’s obligations to Third Parties as above).

•                  Any data from the above categories comparing PDX with other analogs (methotrexate, edatrexate, etc.)

FIRST AMENDMENT TO
LICENSE AGREEMENT

(SK#7547.A1)

This FIRST AMENDMENT TO LICENSE AGREEMENT (this “Amendment”), dated as of May 9, 2006, is entered into between SRI INTERNATIONAL, a California not-for-profit corporation (“SRI”), SLOAN-KETTERING INSTITUTE FOR CANCER RESEARCH, a New York not-for-profit corporation (“SKI”), SOUTHERN RESEARCH INSTITUTE, an Alabama not-for-profit corporation (“SoRI” and, together with SRI and SKI, the “Licensor”), and ALLOS THERAPEUTICS, INC., a Delaware corporation (“Allos”).

WITNESSETH

WHEREAS, Licensor and Allos are parties to that certain License Agreement dated as of December 23, 2002 (the “License Agreement”), pursuant to which Allos obtained from Licensor an exclusive license to certain patent rights and know-how relating to a proprietary compound known as PDX;

WHEREAS, the parties desire to amend the License Agreement to add certain patent applications to the list of licensed patent rights thereunder;

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1.             All capitalized terms used but not defined herein shall have the meanings assigned to them in the License Agreement.

2.             Exhibit A to the License Agreement is hereby amended by adding the following patent applications (the “Additional Patents”) to the list of Licensed Patent Rights thereunder:

[ * ]

3.             As consideration for the rights granted to Allos herein, Allos shall pay to Licensor a license fee of [ * ] upon the effective date of this Amendment.

4.             Licensor hereby represents and warrants to Allos that: (a) it has taken all necessary corporate action to authorize the execution and delivery of this Amendment; (b) this Amendment has been duly executed and delivered on behalf of Licensor, and constitutes a legal, valid, binding obligation, enforceable against Licensor in accordance with its terms; and (c) as of the effective date of this Amendment, and without independent inquiry, to Licensor’s knowledge, (i) the claims of the Additional Patents do not fall within the claims of, or otherwise infringe, any Third Party patent, patent application or trade secret, (ii) none of the Additional Patents are invalid or unenforceable, and (iii)

there are no claims, judgments or settlements against or owed by it relating to the Additional Patents.

5.             This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without the application of any principle that leads to the application of the laws of any other jurisdiction, and shall not be governed by the United Nations Convention on Contracts for the International Sale of Goods.

6.             This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.             This Amendment shall be effective upon its execution by each of SRI, SKI, SoRl and Allos.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives as of the date first set forth above.

SRI INTERNATIONAL		ALLOS THERAPEUTICS, INC.

By:	/s/ Gary Segar	By:	/s/ Marc Graboyes

Name:	Gary Segar	Name:	Marc Graboyes

Title:	Contracts Manager	Title:	VP, General Counsel

SLOAN-KETTERING INSTITUTE FOR CANCER RESEARCH		SOUTHERN RESEARCH INSTITUTE

By:	/s/ Gustave Bernhardt	By:	/s/ David Mason
Gustave J. Bernhardt Director, Research and Resource Marketing

		Name:	David Mason

		Title:	Director CIP